Exhibit 99.2

Orion Resource Partners (USA) LP
[address redacted]

July 16, 2020

Gold Standard Ventures Corp.
Suite 610
815 West Hastings Street
Vancouver, BC
V6C 1B4

Attention:	Jonathan Awde

GSV Financing Letter Agreement

Ladies and Gentlemen:

You have advised Orion Mine Finance and the undersigned (“Orion”, “we” or “us”) that Gold Standard Ventures Corp. (“GSV”, “you” or the “Corporation”) is seeking project development financing in respect of the development of the GSV South Railroad mineral project and related infrastructure in Elko County, Nevada, U.S.A as more particularly described in the technical report of the Corporation entitled “South Railroad Project NI 43-101 Technical Report, Updated Preliminary Feasibility Study, Elko County, Nevada” with an effective date of February 13, 2020 (collectively, the “South Railroad Project”).

Also, in connection therewith, concurrently with the execution of this Letter Agreement, Orion has agreed to support GSV by the acquisition of (i) [commercially sensitive information redacted], (ii) CDN$6,950,151 of Common Shares from treasury through a proposed Private Placement (as defined below) ((i) and (ii) together, the “Equity Investment”), and (iii) 17,662,646 outstanding Common Shares from [commercially sensitive information redacted] for approximately US$14.62 million (the “Block Acquisition”), representing in the aggregate approximately 8.41% of the issued and outstanding Common Shares.

Letter Agreement

In consideration of and subject to the foregoing, including completion of the Equity Investment and the Block Acquisition, and contingent on Orion not purchasing any other Common Shares on the date hereof, other than as specified herein, the parties agree as follows:

1.

Provided that the Stream Agreement has been executed in accordance with Section 3 below and the ATM has been established in accordance with Section 4 below, [commercially sensitive information redacted], Orion will deliver to the Corporation a term sheet proposal in the form of equity, debt or other financing instruments for the provision of up to US$200 million of financing support to help finance the construction of the South Railroad Project (a “Term Sheet”). In addition to the foregoing, Orion may deliver a Term Sheet to the Corporation at any time, in its sole discretion. The Corporation shall give due consideration to such Term Sheet, but will be under no obligation to accept the transactions contemplated thereby.

2.	Right of First Offer

(a)

Neither the Corporation nor any of its affiliates will enter into any definitive agreements in respect of the financing of the Corporation or the South Railroad Project including, but not limited to, streaming, royalty, prepay or offtake agreements for precious metals of the Corporation (each, a “Financing Transaction”), except in compliance with the terms and conditions set forth herein.

(b)

If at any time from the closing of the Block Acquisition until 24 months after the Corporation obtains all material permits and planning approvals to construct the South Railroad Project (the “ROFO Period”), the Corporation proposes to solicit, negotiate or enter into an agreement, arrangement or understanding with respect to any Financing Transaction with any other party (the “Financing Offer”), then before doing so, the Corporation shall immediately notify Orion of the Financing Offer, including the financial and other terms and conditions of such Financing Offer, provided the obligation to disclose the identity of the proposed counterparties will be subject to the Corporation’s compliance with any applicable confidentiality agreement or confidentiality obligations in effect as of the date hereof (the “Transaction Notice”).

(c)

At any time prior to the expiration of [commercially sensitive information redacted] following Orion’s receipt of the Transaction Notice (the “ROFO Exercise Period”), Orion or any of its affiliates (collectively referred to as the “Orion Group” in this Section 2) shall have the right to either (A) accept the Corporation’s offer to enter into a Financing Transaction described in the Transaction Notice (“Corporation Transaction Offer”); or (B) make an offer to the Corporation to enter into a Financing Transaction with a member of the Orion Group (an “Orion Transaction Offer”).

(d)

During the ROFO Exercise Period, the Corporation will negotiate exclusively with the Orion Group with respect to the provision of the proposed financing as contemplated in the Financing Offer and, upon request by Orion, the Corporation will promptly provide all information and materials to the Orion Group that they reasonably require to evaluate the Financing Offer during the ROFO Exercise Period and any subsequent negotiation period.

(e)

If a member of the Orion Group accepts the Corporation Transaction Offer or the Corporation accepts the Orion Transaction Offer, the Corporation will immediately decline the Financing Offer and the parties will use their commercially reasonable efforts, acting in good faith, to promptly, and in any event within [commercially sensitive information redacted], enter into definitive agreements in respect of the Financing Transaction with such member of the Orion Group.

(f)

Provided that the Corporation has complied with this Section 2 and either the Orion Group has not accepted the Corporation Transaction Offer or has delivered an Orion Transaction Offer which the Corporation has not accepted, at any time during the [commercially sensitive information redacted] period following the earlier of expiration of the ROFO Exercise Period, the rejection by Orion of the Corporation Transaction Offer without making an Orion Transaction Offer or the rejection by the Corporation of an Orion Transaction Offer, the Corporation may solicit, negotiate, and enter into definitive agreements for the same Financing Transaction with such counterparty that made the Financing Offer that is on terms and conditions that are no more favourable to any such party, and no less favourable to the Corporation than the terms and conditions as the Financing Offer or the Orion Transaction Offer, as applicable. If definitive agreements are not entered into within such [commercially sensitive information redacted] period with respect to the Financing Offer, the Financing Offer will be subject to this Section 2 as if it were a new offer.

(g)

Following such [commercially sensitive information redacted] period referred to above, (i) any new or renewed Financing Offer or (ii) any amended Financing Offer that is less favourable to the Corporation, within the 24 month period described herein, will be subject to the provisions of this Section 2 as if it were a new offer.

(h)

Notwithstanding anything contained herein, the right of first offer in this Section 2 shall not apply to (i) an equity or convertible debt bought or overnight marketed deal by banks or brokers; (ii) project finance or term loan or a credit facility by a bank or syndicate of banks; (iii) a marketed high yield offering underwritten by a bank; or (iv) any financing transaction with aggregate proceeds of up to US$40,000,000.

3.

Orion and GSV shall use commercially reasonable efforts and negotiate in good faith to enter into a streaming agreement (the “Stream Agreement”) on the terms and conditions set forth on Schedule A hereto prior to [commercially sensitive information redacted], and such negotiations shall be exclusive between Orion and GSV for a period not to exceed [commercially sensitive information redacted] from the date hereof. In addition to the right of first offer contained in Section 2 hereof, GSV shall negotiate exclusively with Orion with respect to any streaming, royalty, prepay or offtake agreements until the earlier of [commercially sensitive information redacted].

4.

Not later than [commercially sensitive information redacted], GSV will have used commercially reasonable efforts to close a non-brokered private placement to issue 6,619,191 Common Shares to Orion at a price per Common Share of CDN$1.05 (the “Private Placement”).

5.	Termination Fee

In the event of a breach of Section 2 hereof, you agree to immediately pay (or cause to be paid) to us a transaction fee equal to [commercially sensitive information redacted], which will be Orion’s sole remedy in the event of a breach of Section 2 hereof.

6.	Expenses

In addition to any amounts payable under Sections 3 and 5 hereof, all reasonable documented out of pocket due diligence expenses, including but not limited to reasonable and documented legal and mining consultants’ costs, incurred by Orion in connection with this Letter Agreement or the Stream Agreement as well as all reasonable and documented out of pocket costs associated with the drafting of any agreements, including the Stream Agreement, will be for the account of the Corporation and shall be payable by the Corporation within 10 days of the Corporation receiving an invoice from Orion, subject to a cap of [commercially sensitive information redacted] on all legal costs incurred by Orion. All reasonable efforts will be made to keep these costs to a minimum. For greater certainty, any expense reimbursement in connection with transactions contemplated under a Term Sheet will be separately addressed in such Term Sheet or definitive documentation relating thereto.

7.	Term Sheet and Definitive Agreements

You acknowledge and agree that this Letter Agreement shall not constitute or give rise to any obligation of Orion or the Corporation to provide or arrange any financing; such an obligation will arise only to the extent provided for in definitive agreements between the parties.

8.	Governing Law; Submission to Jurisdiction

This Letter Agreement shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein. Both parties hereby submit to the exclusive jurisdiction of the courts of the Province of Ontario in connection with any dispute related to this Letter Agreement or any matters contemplated hereby, agree that all claims with respect to such action or proceeding may be heard and determined in any such court, waive the defence of any inconvenient forum to any such court, agree that a final judgement in any such action or proceeding shall be conclusive and may be enforced in another jurisdiction by suit on the judgement or in any other manner provided by law, and consent to service of process by mailing or delivering a copy of such process to such party at its address set forth on the first page hereof and agree that such service shall be effective when sent or delivered. The parties agree that any breach of this Letter Agreement may cause the non-breaching party irreparable harm for which damages are not an adequate remedy. The parties agrees that, in the event of any such breach, in addition to other remedies at law or in equity that the non-breaching party might have, that the non-breaching party shall be entitled to seek injunctive relief, including specific performance.

9.	General

This Letter Agreement shall not be assignable by any party hereto without the prior written consent of the other party, and any attempted assignment shall be void and of no effect; provided, however, we may assign our rights hereunder, in whole or in part, to any of our affiliates (including any fund managed by us or our affiliates). This Letter Agreement may not be amended or any provision hereof waived or modified except by an instrument in writing signed by each of the parties hereto. Any notice given pursuant to this Letter Agreement shall be sent by e-mail (to [email redacted] in the case of Orion and [email redacted] in the case of the Corporation) or registered mail or hand delivered in writing at the addresses specified on the first page hereof. This Letter Agreement may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed counterpart of a signature page of this Letter Agreement by facsimile transmission or in “pdf” or other electronic transmission shall be effective as delivery of a manually executed counterpart of this Letter Agreement.

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If the foregoing correctly sets forth our understanding, please indicate your acceptance of the terms hereof by signing in the appropriate space below, and returning to us executed counterparts hereof, whereupon this Letter Agreement shall become a binding agreement between you and us.

Yours sincerely,

ORION MINE FINANCE FUND III LP, by its general partner, ORION MINE FINANCE GP III LP, by its general partner, ORION MINE FINANCE GP III LLC

By: (signed) Oskar Lewnowski
Name: Oskar Lewnowski
Title: CIO

Accepted and agreed to as of the date first written above.

GOLD STANDARD VENTURES CORP.

By: (signed) Jonathan Awde
Name: Jonathan Awde
Title: CEO and President

[Letter Agreement Signature Page]

Schedule A

[commercially sensitive information redacted]